

May 13, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: WisdomTree Trust
       Issuer CIK: 0001350487
       Issuer File Number: 333-132380/811-21864
       Form Type: 8-A12B
       Filing Date: May 13, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of WisdomTree Physical AI, Humanoids, and Drones Fund under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications